(formerly Gammon Gold Inc.)

EMPLOYEE SHARE PURCHASE PLAN

July 1, 2009

1.	Purpose

The AuRico Gold Inc. Employee Share Purchase Plan (the “Plan”) is intended to provide an incentive for officers, directors, employees and consultants of AuRico Gold Inc. (the “Corporation”) and its participating subsidiaries, to acquire or increase their ownership in the Corporation through the purchase of common shares of the Corporation. The purpose of the Plan is to provide officers, directors, employees and consultants with an opportunity to become an owner in the Corporation and to invest in the Corporation’s future by becoming a shareholder.

2.	Definitions

As used in this Plan, the following terms shall have the meanings given to them below:

a)

“Account” means the account recorded in the records of the Administrator established on behalf of a Participant to which the amount of the Participant’s payroll deductions and purchases of Common Shares shall be credited, and any distributions of Common Shares and withdrawals shall be charged.

b)	“Administrator” means the third party company hired to perform administrative duties required under the Plan.

c)

“Base Salary” means regular gross earnings or base salary of a Participant, excluding payments for overtime, shift differentials, incentive compensation, bonuses, and other special payments, fees, allowances or extraordinary compensation.

d)

“Benefits Representative” means the Participant Benefits Coordinator of the Corporation or any such other person, regardless of whether employed by the Corporation, who has been formally, or by operation or practice, designated by the Corporation to assist with the day-to-day administration of the Plan.

e)	“Board” means the Board of Directors of the Corporation.

f)	“Common Share” means the common share of the Corporation.

g)	“Consultant” means an individual who provides consulting services to the Corporation.

h)	“Corporation” means AuRico Gold Inc., a corporation incorporated under the laws of Quebec, and any successor thereto.

i)	“Director” means a member of the Board.

j)	“Disability” means any complete and permanent disability.

k)	“Effective Date” means July 1, 2009, the inception date of the Plan.

l)	“Employee” means any employee who is currently in Employment with the Corporation.

m)

“Employer” means the Corporation, its successors, any future parent corporation of the Corporation and each current or future Subsidiary which has been designated by the Board or the Corporation as a participating employer in the Plan.

n)

“Employer’s Contribution” means, in respect of a Participant, the amount credited to a Participant’s Account each Quarter by the Employer, being an amount equal to 75% of the Participant’s Contribution.

o)

“Employment” means employment as an employee or officer by the Corporation or a Subsidiary as designated in such entity’s payroll records, or by any corporation issuing or assuming rights or obligations under the Plan. In this regard, neither the transfer of a Participant from employment by the Corporation to employment by a Subsidiary, nor the transfer of a Participant from employment by a Subsidiary to employment by the Corporation, shall be deemed to be a termination of employment of the Participant. Moreover, the employment of a Participant shall not be deemed to have been terminated because of absence from active employment on account of temporary illness or during authorized vacation, temporary leaves of absence from active employment granted by Corporation or a Subsidiary for reasons of professional advancement, education, health, or government service, or during any period required to be treated as a leave of absence which, by virtue of any valid law or agreement, does not result in a termination of employment.

Any worker treated as an independent contractor by the employer who is later re-classified as a common-law employee shall not be in employment during any period in which such worker was treated by the employer as an independent contractor.

p)	“Market Price” means the prevailing market price at the time of either a purchase or sale of Common Shares.

q)	“Officer” means any officer of the Corporation, including, without limitation, the Chief Executive Officer, President, Chief Financial Officer, and Chief Operating Officer of the Corporation.

r)	“Participant” means any Director, Officer, Employee or Consultant.

s)

“Participant’s Contribution” means the amount credited to a Participant’s Account each Quarter out of the Participant’s Base Salary, being the Participant’s quarterly Base Salary multiplied by the Payroll Deduction Rate.

t)	“Payroll Deduction Rate” means the percentage of a Participant’s quarterly Base Salary to be deducted each Quarter as the Participant’s Contribution.

u)	“Plan” means the AuRico Gold Inc. Employee Share Purchase Plan, as set forth herein, and all amendments hereto.

v)	“Quarter” means a quarter of the Corporation’s fiscal year.

w)	“Stock” means the common shares of the Corporation.

x)

“Subsidiary” means any domestic or foreign corporation (other than the Corporation) which is included in an unbroken chain of corporations beginning with the Corporation if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of capital stock in one of the other corporations in such chain and (ii) which has been designated by the Board or the Corporation as a corporation whose officers, directors, employees and consultants are eligible to participate in the Plan.

y)	“Termination Date” with respect to a Participant means the date on which the Participant ceases to be a Participant.

3.	Eligibility

Participation in the Plan is voluntary. Only individuals who are Participants as of the first day of a quarter may participate in the Plan as of such day. Individuals who have completed their three-month probationary period, if any, will be eligible to participate in the Plan; however if an individual’s probationary period ends after the first day of a quarter, then the individual will only be eligible to participate in the Plan as of the first day of the next quarter. Each individual who ceases to be a Participant and who subsequently once more becomes a Participant shall be treated as a new Participant for eligibility purposes under the Plan.

4.	Participation

a)

Payroll Deduction Authorization. To enroll in the Plan, a Participant shall execute and deliver to the Benefits Representative, on the form prescribed for such purpose, a payroll deduction authorization. Such authorization must specify the Participant’s chosen Payroll Deduction Rate, and such other information as is required to be provided by the Participant on such form. The Payroll Deduction Rate chosen must be expressed in whole numbers as a percentage, and must not be less than 1% nor or more than 10% of the Participant’s Base Salary. Upon receipt by the Benefits Representative, the payroll deduction authorization form shall authorize the Corporation to deduct from the Participant’s Base Salary and credit to the Participant’s Account the amount of the Participant’s Contribution authorized by such form.

	b)	Account. Once the Participant has enrolled in the Plan, the Corporation shall direct the Administrator to open an Account for that Participant to record the transactions occurring under the Plan.

c)

Employment and Stockholders Rights. Nothing in the Plan will confer on a Participant the right to continue in the employ of the Employer or will limit or restrict the right of the Employer to terminate the Employment of a Participant at any time with or without cause. A Participant will have no interest in any Common Share to be purchased under the Plan or any rights as a shareholder with respect to such Common Share until the Common Share has been purchased and credited to the Participant’s Account.

5.	Payroll Deductions.

a)

Participant Contributions by Payroll Deductions. On the first day of each Quarter after a Participant has delivered his payroll deduction authorization in accordance with section 4(a), the Corporation shall deduct the Participant’s Contribution from the Participant’s Base Salary and shall credit such Participant’s Contribution to the Participant’s Account.

b)

No Other Participant Contributions Permitted. Each Participant’s Contributions will be credited to the Participant’s Account under the Plan. A Participant may not make any separate cash payment into such Account.

c)

Changes in Participant Contributions. A Participant may increase, decrease, suspend, or resume Payroll Contributions under the Plan by giving written notice to the Benefits Representative at such time and in such form as the Corporation or Benefits Representative may prescribe from time to time. Such increase, decrease, suspension or resumption will be effective as of the first day of the payroll period as soon as administratively practicable after receipt of the Participant’s written notice. Participants shall be entitled to change their Payroll Deduction Rate no more than two times per calendar year.

d)

Continuing Effect of Payroll Deduction Authorization. The deduction and crediting of Participant’s Contributions for a Participant will commence with the first payroll period of the Quarter commencing after the Participant delivers the payroll deduction authorization in accordance with section 4(a), and will continue until the payroll period in which the Participant (i) elects to end such deductions and credits pursuant to the terms of the Plan or (ii) ceases to be a Participant.

6.	Employer Contributions

On the first day of each Quarter after a Participant has delivered his payroll deduction authorization in accordance with section 4(a), the Corporation shall credit the Employer’s Contribution to the Participant’s Account.

7.	Issuance of Common Shares

	a)	Maximum Number of Shares. The maximum number of Common Shares that may be issued under the Plan shall be 1,250,000.

b)

Use of Cash Contributions; Purchase Price. All cash contributions to the Plan, including Participant’s Contributions, Employer’s Contributions and any other such payment that may be permitted from time to time, shall be used to purchase Common Shares from treasury. Common Shares will be purchased on the last day of each Quarter at a price equal to the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange, for Participants residing in Canada, or the New York Stock Exchange, for Participants residing in the United States or other countries, for the 5 consecutive trading days immediately preceding the last day of the Quarter (the “Purchase Price”).

c)

No Fractional Shares. Fractional Common Shares will not be issued; all fractions will be rounded down to the nearest whole Common Share. Any funds remaining in the Participant’s Account as a result will be held in the Participant’s Account until the next purchase period.

	d)	Fees and Commissions. The Corporation shall be responsible for all fees and commissions in relation to a purchase of Common Shares pursuant to the Plan.

8.	Vesting

	a)	Participant Shares. Common Shares purchased with Participant’s Contributions will be designated as “Participant Shares” and will vest immediately with the Participant.

	b)	Employer Shares. Common Shares purchased with Employer’s Contributions will be designated as “Employer Shares” and will vest immediately with the Participant.

9.	Ownership of Shares

A Participant will be the beneficial owner of all Common Shares purchased under his or her Account under the Plan and will have all rights of beneficial ownership in such shares as of the date such shares are purchased. As a beneficial owner all rights of a shareholder of the Common Shares shall vest with the participant on the date such shares are credited to the Participant’s Account. As such the Participant shall be entitled to vote the Common Shares held in his Account, and the Corporation and Administrator will arrange for the Participant to receive the relevant information in regard to such action.

10.	Withdrawals Under the Plan

	a)	Vested Shares. Subject to compliance with applicable laws, Participants are entitled to sell all Participant Shares and Employer Shares held in their Account at any time.

b)

Sale Requests. Participants are entitled to request a sale of Participant Shares and Employer Shares held in their Account on the open market by delivering to the Administrator a written request in the form prescribed by the Administrator. Such shares will be sold as soon as is administratively practical after receipt of the request. The sale price for such Common Shares shall be the prevailing market price at the time of such sale.

c)

Certificate Requests. Participants are entitled to obtain a certificate representing the Participant Shares and Employer Shares held in their Account by delivering to the Administrator a written request in the form prescribed by the Administrator. Such certificates will be issued and delivered to the Participant as soon as is administratively practical after receipt of the request.

d)

Administrative Fees. Participants are responsible for any fees or commissions relating to the sale of their Participant Shares and Employer Shares, whether the sale was carried out by the Participant or by the Corporation or the Administrator upon the Participant’s request.

11.	Termination of Employment

	a)	General Rule. Upon a Participant ceasing to be a Participant for any reason, such Participant’s right to participate in the Plan will immediately terminate.

b)

Termination Due to Retirement, Death or Disability. If a Participant ceases to be a Participant due to (i) retirement from Employment on or after their attainment of age 65, (ii) death or (iii) disability, the Participant (or the Participant’s personal representative or legal guardian in the event of disability, or the Participant’s beneficiary or the administrator of their will or executor of their estate in the event of death), will have the right to elect to withdraw or sell all the Common Shares credited to the Participant’s Account as of the Termination Date.

The Participant (or applicable legal representative as described above) must make such election in the form prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant’s termination of employment date, the Participant (or such other designated person) will automatically be deemed to have elected to withdraw the balance of Common Shares in the Participant’s Account as of the Termination Date. Thereafter, any accumulated cash and Common Shares credited to the Participant’s Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable. In all cases share balances will be delivered in certificate form, and cash will be paid in lieu of any fractional share balances.

c)

Termination Other Than for Retirement, Death or Disability. If a Participant ceases to be a Participant for any reason other than retirement, death, or disability, the Participant will have the right to elect to withdraw or sell only the Participant Shares credited to the Participant’s Account as of the Termination Date. The Participant shall not be permitted to withdraw or sell any of the Employer Shares credited to the Participant’s Account. The Participant must make such election in the form prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Termination Date, the Participant will automatically be deemed to have elected to withdraw the balance of the Participant Shares held in the Participant’s Account as of the Termination Date. Thereafter, any accumulated cash derived from the Participant’s Contributions credited to the Participant’s Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable. In all cases share balances will be delivered in certificate form and cash will be paid in lieu of any fractional share balances.

d)

Rehired Participants. Any Participant who ceases to be a Participant and who subsequently once more becomes a Participant shall be treated as a new Participant for purposes of eligibility to participate in the Plan.

12.	Interest

No interest will be paid or allowed on any money paid into the Plan or credited to the Account of any Participant.

13.	Administration of the Plan

a)

Authority of the Board of Directors. Subject to the provisions of the Plan, the Board shall have the plenary authority to (a) interpret the Plan, (b) make such rules as it deems necessary for the proper administration of the Plan, (c) make all other determinations necessary or advisable for the administration of the Plan, (d) amend the Plan in accordance with Section 18 of the Plan, and (e) correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent that the Board deems advisable. Any action taken or determination made by the Board pursuant to this and the other provisions of the Plan shall be conclusive on all parties. By express written direction, or by the day-to-day operation of Plan administration, the Board may delegate the authority and responsibility for the day-to-day administrative or ministerial tasks of the Plan to a Benefits Representative and/or an Administrator, including a brokerage firm or other third party engaged for such purpose.

b)

Decisions Binding. All determinations and decisions made by the Board shall be made in its discretion pursuant to the provisions of the Plan, and shall be final, conclusive and binding on all persons including the Participants, and their estates and beneficiaries.

14.	Transferability

No cash or Common Shares credited to a Participant’s Account, nor any rights to receive Common Shares under the Plan, may be assigned, transferred, pledged, or otherwise disposed of in any way by the Participant other than by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge, or other disposition will be void and without effect.

15.	Changes in the Corporation’s Capital Structure

In the event of any reclassification or change of the Common Shares, the Plan shall thereafter entitle Participants to purchase, through their Accounts, the securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participants would have been entitled to receive had the Participants been the holders of record of Common Shares immediately before such reclassification or change.

In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this section 15 or a consolidation, amalgamation or merger of the Corporation with or into any other entity, the Plan shall thereafter entitle Participants to purchase, through their Accounts, the securities of the appropriate class or classes or property of the entity resulting from such capital reorganization, consolidation, amalgamation, or merger or, as the case may be, that the Participants would have been entitled to receive on such capital reorganization, consolidation, amalgamation, or merger if, on the record date or the effective date thereof, they had been the registered holders of Common Shares.

In the event that the Corporation takes any action affecting the Common Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participants, the rights of the Participants under the Plan will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and shareholder approval. Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

The Corporation shall take such steps in connection with such transactions as the Corporation shall deem necessary or appropriate to assure that the provisions of this section are effectuated for the benefit of the Participants.

16.	Plan Expenses

The expenses of the Plan shall be paid by the Corporation except as otherwise provided herein or under the terms and conditions of any agreement entered into between a Participant and any Administrator engaged to administer Accounts. All funds received or held by the Corporation under the Plan shall be included in the general funds of the Corporation free of any trust or other restriction, and may be used for any corporate purpose.

17.	Term of the Plan

The Plan shall become effective as of July 1, 2009, subject to approval by the Board and shareholder and stock exchange approval.

18.	Amendment or Termination of the Plan

a)

Termination or Amendment Without Shareholder Approval. The Board shall have the authority to terminate the Plan at any time, or to make the following amendments to the Plan, without the prior approval of the Participants or the shareholders of the Corporation:

i.

any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

ii.	any amendment which is intended to provide additional protection to shareholders of the Corporation (as determined at the discretion of the Board);

iii.

any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

iv.	any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

v.	any amendment which is not expected to materially adversely effect the interests of the shareholders of the Corporation;

vi.	any amendment which is intended to facilitate the administration of the Plan; and

vii.

subject to Section 18(b), any amendment to the terms of the Plan, including but not limited to any amendment to the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the Plan, the procedure for enrolling in the Plan, the minimum and maximum permitted Payroll Deduction Rate, the amount of Participants' Contributions and Employer's Contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares and Employer Shares, the rights to sell or withdraw Common Shares and cash credited to a Participant's Account and the procedures for doing the same, the interest payable on cash credited to a Participant's Account, the transferability of Common Shares, contributions or rights under the Plan, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds.

b)	Amendments Requiring Shareholder Approval. Notwithstanding Section 18(a):

i.

no termination, modification, or amendment of the Plan shall adversely affect the rights of a Participant with respect to Common Shares previously purchased under the Plan without such Participant’s written consent; and

ii.

no modification or amendment to the following provisions of the Plan shall be effective unless and until the Corporation has obtained the approval of the shareholders of the Corporation in accordance with the rules and policies of the stock exchanges on which the Common Shares are listed for trading:

i.

the definition of "Participant" or any defined term comprised in such definition which would have the potential of broadening or increasing participation by insiders of the Corporation (as such term is defined in the applicable securities laws);

		ii.	the aggregate maximum number of Common Shares that may be purchased pursuant to the Plan;

		iii.	the Purchase Price at which Common Shares may be purchased pursuant to the Plan;

iv.

the rights of a Participants to withdraw Participant Shares and accumulated cash credited to the Participant's Account if the Participant ceases to be a Participant for any reason other than retirement, death, or disability;

v.	the extension of any right of a Participant under the Plan beyond the date on which such right would originally have expired;

vi.

the addition of a cashless exercise feature, payable in cash or securities, if such feature does not provide for a full deduction of the number of underlying Common Shares from the aggregate maximum number of Common Shares authorized and reserved for issuance under the Plan; and

vii.	the addition of, or amendments to the provisions for, any form of financial assistance, other than changes to the Employer's Contributions.

19.	No Restriction on Corporate Action

Subject to the Plan, nothing contained in the Plan shall be construed to prevent the Board or the Corporation from taking any corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any option granted under the Plan. No Participant, beneficiary or other person shall have any claim against any Employer as a result of any such action.

20.	Use of Funds

All Participants’ Contributions received or held by the Corporation under the Plan may be used by the Corporation for any corporate purpose, and the Corporation will not be obligated to segregate such Participant’s Contributions.

21.	Miscellaneous

	a)	Headings. Any headings or subheadings in this Plan are inserted for convenience of reference only and are to be ignored in the construction or interpretation of any provisions hereof.

	b)	Governing Law. This Plan shall be governed and construed in accordance with the laws of the Province of Quebec to the extent not preempted by federal law.

c)

Regulatory Approvals and Compliance. The Corporation’s obligation to sell and deliver Common Shares under the Plan is at all times subject to all approvals of and compliance with the (i) regulations of any applicable stock exchanges and (ii) any governmental authorities required in connection with the authorization, issuance, sale or delivery of such Common Shares, as well as federal, state and foreign securities laws.

d)

Severability. In the event that any provision of this Plan shall be held illegal, invalid, or unenforceable for any reason, such provision shall be fully severable, but shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal, invalid, or unenforceable provision had not been included herein.

e)

No Guarantee of Tax Consequences. The Board, the Corporation and any subsidiary of the Corporation do not make any commitment or guarantee that any tax treatment will apply or be available to any person participating or eligible to participate in the Plan, including, without limitation, any tax imposed by Canada or any other country thereof, any estate tax, or any tax imposed by a foreign government.

f)

No Guarantee against Market Fluctuation. The Board, the Corporation and any subsidiary of the Corporation do not make any commitment or guarantee against market fluctuation of the Common Shares. Participants are advised to consider their overall investment position prior to joining the Plan, and are encouraged to consult with an independent investment advisor prior to making any investment decision concerning the Plan.

g)

Statements. The Corporation shall arrange for Participants to receive a record of their Account on a Quarterly basis. The Corporation reserves the right to amend the frequency of the statements so long as Participants receive a record of their Account on at least an annual basis.